Exhibit 99.3

FREYR Business Combination with Alussa Energy Acquisition Corp.

Investor Conference Call

January 29, 2021

Operator

Greetings and welcome to the FREYR and Alussa Energy Acquisition Corp. Transaction pre-recorded Conference Call. I would now like to turn the conference over to Chi Chow, Head of Investor Relations for Alussa Energy.

Chi Chow – Strategy & Investor Relations, Alussa Energy Acquisition Corp.

Good morning, good afternoon and good evening to everyone joining us today on the call. My name is Chi Chow, head of Investor Relations for Alussa Energy. We are joined today by Daniel Barcelo, Alussa Energy’s CEO, Torstein Dale Sjøtveit, Executive Chair and founder of FREYR, Tom Jensen, FREYR’s CEO and Steffen Føreid, FREYR’s CFO.

On behalf of both Alussa Energy and FREYR, we welcome you to the call to discuss this exciting business combination between our two companies.

Before we proceed, I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, FREYR and Alussa Energy’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to completion of the proposed transaction between the parties, product development and performance, including but not limited to the timing of development milestones, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guaranteed of performance. I encourage you to read the joint press release issued today and Alussa Energy’s filings with the Securities and Exchange Commission for a discussion of the risks that can affect the business combination, FREYR’s business and the business of the combined company after completion of the proposed business combination.

Alussa Energy and FREYR are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For everyone on the line, Alussa Energy and FREYR will not be fielding any questions on today’s call. I will now turn the call over to Alussa Energy’s CEO, Mr. Daniel Barcelo. Dan?

Daniel Barcelo – Chief Executive Officer and Founder, Alussa Energy Acquisition Corp.

Thanks, Chi and hello to everyone on the call. My name is Daniel Barcelo and I am the Chief Executive Officer and Founder of Alussa Energy. We are thrilled and privileged to announce today’s transaction between FREYR and Alussa Energy. FREYR is a Norway-based developer of clean battery cells using renewable hydro power and leading-edge technology to address the growing market for transportation and energy storage electrification. We believe this transaction represents an intriguing investment opportunity for a new, European-based competitor in the Giga-scale landscape of battery production and we are excited to discuss the merits of the deal with you today.

Briefly on Alussa Energy, we are a New York Stock Exchange-listed SPAC and completed our $288 million IPO in late 2019 and began focusing on merger opportunities across the entire energy supply chain. Our team consolidates over a century of combined engineering, operational and investment experience, with many members of our board and management team having started and operated public energy companies across the globe.

In terms of our selection process, we looked at over 75 opportunities across traditional energy and energy transition before focusing specifically on the battery supply chain which we see as highly compelling in terms of strong demand already today and the expected accelerating growth in the coming years between both transportation and energy storage applications. Once we were introduced to FREYR and began evaluating the company’s leading-edge technology, scalable development strategy and strong execution team, we knew our search had ended.

We spent upwards of five months working with the company, including spending two months in Norway myself, to help delineate and develop its business model. The end result of our process is the company we present to you today. We believe FREYR is one of the most uniquely positioned battery cell investment opportunities in the world, with three primary differentiating factors, including:

●	First, adopting a technology partnership strategy to bring a next-generation, semi-solid battery platform to scale.

●	Second, FREYR’s advantaged production location in Norway where we expect the company to build battery cells with one of the lowest possible carbon footprints in the world.

●	And third, FREYR’s strong execution team with its extensive operational experience in successfully executing large, complex capital projects on time and on budget.

As a result, we are highly confident that FREYR is well-positioned to play a transformational role in decarbonizing global energy and transportation markets.

The transaction announced today is expected to provide FREYR with net proceeds of approximately $850 million, including a $600 million fully committed PIPE including Koch Strategic Platforms and Glencore. The proceeds will be used to fully fund the company’s equity capital needs with an aim to scale production capacity to 43 gigawatt hours by 2025. From FREYR’s side, speed to market was an important factor and the need for a quantum of capital that Alussa Energy brings along with a NYSE listing will properly position the company as a competitive counterparty to leading OEMs and suppliers.

Importantly, we feel the transaction valuation is both fair to all stakeholders and highly compelling for public investors as implied future multiples, at under 1.0x EV/EBITDA based on FREYR’s expected 2025-27 earnings levels, are priced at significant discounts relative to publicly traded battery comps and certain other recent battery de-SPAC deals.

Lastly, I would like to thank a member of our Sponsor Encompass Capital, a leading New York-based hedge fund focused on investing throughout the energy eco-chain, for its strong support in embracing our discovery of energy transition opportunities.

With that, I would like to turn the call over to Torstein, Executive Chair and founder of FREYR to tell you more about the company. Torstein?

Torstein Dale Sjøtveit – Executive Chair and Founder, FREYR

Thanks Daniel, and hi everyone! It’s a true pleasure to be here today.

Accelerating the decarbonization of the transportation sector and our energy systems require very large volumes of batteries, and we believe that these will benefit from being decarbonized from the outset. We started FREYR three years ago after a feasibility study by the Norwegian University of Science and Technology and FREYR co-founder Tore Ivar Slettemoen. Based on that, we understood that we were positioned to play a fundamental role in enabling that ambition by delivering sustainable and cost-effective batteries. Today, together with Alussa Energy and backed by a set of very strong and dedicated new investors, we announce a significant step towards our shared ambition of creating a more sustainable energy future.

We believe FREYR represents a highly attractive market opportunity and one of few opportunities for exposure to this industry for investors. We believe the ongoing shift to renewable power grids and electric vehicles is accelerating demand for lithium-ion battery solutions. We believe a large market is emerging and creating a strong basis for FREYR’s growth.

We also believe Norway has critically important advantages to offer in this regard with ultra-low-cost electricity prices relative to other locations in Europe combined with the clean nature of that energy. Norway is also located closer to large and rapidly growing market segments in Europe relative to where most current supply comes from, which is from Asia in general, and China in particular.

Another important feature is Norway’s century-long experience in energy, energy-intensive and process intensive industries, with a highly skilled, engineering-based competence - critically important to ensure that battery cell production and battery value chains are operated flawlessly with high uptime, high regularity and low scrap rates.

Turning back to FREYR, the company has attracted a diversified and experienced team, partners and initial customers in a short period of time. The capital raise and NYSE listing announced today add further momentum to our progress and positions us as a catalyst for European battery cell production and the Nordic battery ecosystem. We see this transaction as a strong confirmation of FREYR’s growth potential enabled by cutting-edge technology and access to clean renewable energy. Moving ahead, FREYR will focus on executing our project plans, attracting more talent, cultivating partnerships and providing our customers with sustainable and cost-effective clean battery cells.

Long story short, FREYR offers a clean Nordic solution to the rapidly growing global demand for high-density and cost competitive battery cells. We believe our plan for production of our environmentally friendly battery cells through our partnership-based business model, which positions FREYR to accelerate long-term value creation and target sustainable, superior returns to our stakeholders and shareholders.

With that, I will turn the call over to FREYR’s CEO Tom Jensen. Tom?

Tom Einar Jensen – Chief Executive Officer and Co-Founder, FREYR

Thanks Torstein, and hi everyone! As CEO of FREYR, I'm here today to talk about FREYR and our clean battery solutions. I’ll take you through our ambitions, and why we believe this is a fundamentally exciting opportunity and industry.

FREYR is targeting being one of the best positioned players in this industry, and we aspire to be an industry cost leader and deliver high EBITDA margins. We plan to start this journey by building more than 40 gigawatt hours of production capacity by 2025. We believe we offer unique exposure to an industry with exponential growth potential. We believe we can achieve our ambitions by targeting to be the lowest carbon battery cell producer in the world and having a flexible business model, through an in-licensing and partnership-based approach, commercializing and scaling best available commercially introduced technology.

FREYR's initial focus is on the battery cell production itself. This makes up roughly one third of the value creation across that value chain and is the most energy intensive and process intensive part; and where FREYR’s and Norway’s comparative advantages can be utilized the best.

Since our incorporation in early 2018, a broad variety of stakeholders, all across the value chain from raw material providers - to active material producers - to module and pack suppliers and recycling players alike, have recognized the benefits of co-locating activities in Norway. The opportunity for us to get exposure to a broader part of the value chain is strong, and we believe for Norway as a nation, the battery industry outcompetes other opportunities in the renewable spectrum in the next decade.

We have analyzed with a leading global consultancy the growth perspectives of the battery market. We have filtered it through the lens of continued technology development coupled with increased, regulatory pressure from governments around the world for further decarbonization. The European union increased their ambition from 40% to 55% decarbonization by 2030 and many other countries are implementing more ambitious CO2 reduction targets. The Chinese government recently announced a 25% EV penetration ambition by 2025 requiring an increased amount of the Chinese produced batteries to stay in China. Our belief is that these markets will, driven by technology development and increased regulatory pressure, grow faster than most analysts think. Batteries are going to play a fundamental role in decarbonizing large sectors of the economy and low carbon batteries should have an increasingly important role to play. This is where FREYR and Norway can play a substantial role from an advantaged position.

We have since our inception entered into multiple agreements with many different companies along the value chain and are currently in number of customer processes. We have also licensed in our first cutting edge technology through 24M Technologies, which is in our opinion, the best commercially introduced, available technology. We believe 24M offers a step change in cost and performance in Lithium-Ion battery cell production and represents a fundamental innovation in how batteries are designed and produced.

We have entered into initial agreements with some of leading global players in the supply chain that can provide high quality materials into our production, which is a raw material-based business. Having the best possible suppliers through long-term agreements and value chain partnerships are going to be important. Initial customer discussions and agreements also give us comfort that we will be able to increase our sales of decarbonized batteries over time.

Our starting point is to decarbonize the battery value chain through four distinct steps. First, we are going to locate battery cell production in Norway at scale with the right technology. Second, we will seek to source our active materials from Norwegian/Nordic providers or providers which have low carbon footprint in their production. Third, we will enter into partnerships and long-term agreements with additional stakeholders to source other input factors into battery production into the cell production itself, such as lithium hydroxide, electrolyte and copper foil production or any other energy intensive product that forms part of the value chain. Finally, packaging and recycling will also reduce footprint further in a Norwegian context. These actions provide us with the basis to have an ambition to reduce the life cycle CO2 footprint in battery production by more than 80% in the medium term with potential for even further reduction.

This reduction will place us on the left-hand side of the so-called carbon curve documented through a bottom-up analysis done by a leading consultancy firm ranking all battery producers in 2025 by carbon intensity in battery cell production. This ambition is a catalyst for partners lining up and customers signing up, and the opportunity to build capacity in Norway is very strong across a broad variety of locations. FREYR is thus comfortable that we are offering a fundamentally important, strategic advantage.

Another important aspect is that Norway has been and still is leading the charge in terms of electrification. Norway started large scale rollout of electric vehicles a number of years ago. This has already triggered a lot of development in the Norwegian battery scene. Fundamental research and education are ongoing at SINTEF, NTNU, IFE to the university of Oslo and others. Infrastructure development is picking up pace to support the electric vehicle adoption. Norway is electrifying a broad set of the marine segments in the country, and a number of commercial stakeholders are producing battery modules, packs and solutions for rapidly growing market segments. Most of these stakeholders are today sourcing their battery cells from Asia as there is no industrial scale battery cell production in Norway today. This is a void that Norwegian producers can fill, and FREYR plans to be the first producer of battery cells at industrial scale in Norway. On top of this there is a large presence of the elements critical to battery production in the Nordic region. Over time we believe the Nordic region could be home to substantial industrial-scale battery production and a very broad industry along the entire value chain also triggering a large upstream industry, where Norway’s exploration and competence industry can be leveraged.

We are now actively seeking additional employees, suppliers, customers and investors and we have seen very strong interest in joining FREYR on this journey. This is also supported by Norway and Norwegian companies having strong ESG credentials.

FREYR’s technology strategy is to seek partners with, what we believe are the best available, commercially introduced technologies, as opposed to in house R&D for two main strategic reasons. First, we believe speed to market and actual production is essential to succeed in this business to be relevant in off-taker discussions immediately and start deploying production systems at giga-scale today. Second, we retain flexibility in terms of partnering for the latest technology which could ensure ongoing cost competitiveness as a strong strategic advantage, as opposed to developing a proprietary platform in house which could be much more time consuming and costly.

We launched our technology selection process in the first half of 2019 for battery cell technologies. Our key selection criteria included the following three aspects: One, it needs to deliver step change benefits in terms of cost and performance relative to the currently market dominant traditional LIB technology. Two, it needs to be ready for mass production today and three it needs to meet current customers’ requirements and fit into the existing supply chains.

We have built a strong team to execute this strategy with our CTO having spent his 25+ year career covering most aspects of the battery space. He led Nissan’s battery technology development for the Nissan Leaf as well as recently leading the battery cell technology development for Dyson’s EV project. FREYR’s co-founder and Board member who leads our in-licensing efforts also has 15 years of experience in commercializing disruptive technologies in the sustainability space. This combination of deep technology and disruptive technology commercialization experience, supported by a broad network of specific field experts resulted in a robust selection process, which ultimately led to us choosing a SemiSolid technology platform developed by 24M Technologies as our first cutting edge technology adoption.

24M Technologies is a spin-off from MIT and is based in Boston, USA. 24M has spent 10 years in Research and Development mode focusing on two things in parallel. One, they have significantly advanced the conventional LIB cell by developing a Semi-Solid cell architecture. Two, they have developed a fundamentally simpler manufacturing process to produce this new cell. 24M Technologies’ Semisolid solution is as such a complete technology and production platform which can deliver several step changes relative to conventional lithium-ion battery solutions. The platform is already established in commercial production in Asia; however, FREYR has limited exclusivity within certain market segments.

The key innovation is the Semi-Solid battery cell structure itself. Key features include that the electrodes are substantially thicker requiring less inactive materials than in conventional cells. As a result, the SemiSolid cells have a structural bill of materials cost advantage. The production process for these Semisolid electrodes is also novel. The electrolyte and active materials are mixed at the beginning of the process so there is no need for binders, additives nor solvents which allows for elimination of several key process steps relative to the conventional production process. The electrode production platform is reduced from 15 steps in the conventional process to 5 process steps with the 24M Technologies platform. The technology also enables the production of larger cells, which could provide many additional commercial and cost related advantages.

This technology also stays within the existing battery supply chain paradigm and does as such neither require the creation of new materials nor a new supply chain. The solution is as such compatible with mainstream cathode and anode chemistries and it is furthermore chemistry agnostic allowing us to swap between chemistries flexibly without changing the underlying production process.

In summary this cell design and production platform can provide benefits like a modular, scalable, chemistry agnostic platform with a smaller production footprint at low cost. We also believe there are opportunities for further automation that could provide higher reliability, increased safety performance and increased recycling opportunities.

The combination of our choice of technology, the advantaged Norwegian location, and our scale ambition could place FREYR on the left-hand side of the cost curve. FREYR believes demand will outstrip supply by 2025 and aspires to be a cost-leader in this industry by then. We aim to grow beyond that with an ambition to be one of the largest producers of battery cells in the European domain by 2030.

We believe that FREYR has the potential to achieve its industry cost leadership aspiration from combination the following beliefs. First, the fundamental advantages of the 24M Technologies platform offers a structural bill of materials and manufacturing cost advantage. Second, we avoid large inhouse R&D costs through licensing in or partnering for best available technologies. Third, we locate the production of battery cells in a low cost and low carbon electricity environment and reduce logistical costs by sourcing materials from local partners.

In addition to selecting, in our opinion, best available next generation, commercially introduced technologies, such as 24M Technologies, FREYR also targets joint venture partnerships with tier 1 battery cell producers from Asia. Many Asian battery cell producers have a target to establish production presence in the European region, and we are in partnership discussions. We believe additional partnerships for FREYR in Norway to set up large battery cell production facilities with potential for up- and downstream activities adds flexibility and momentum to our cutting edge technology approach. FREYR will keep growing its partnership-based approach, to provide an as broad product range out of the Norwegian battery industry as possible.

FREYR will start its production-based rollout in Mo i Rana, where we have been active for more than three years. We are very happy with the support that we have seen from the local authorities and the local industrial players in the region. This is one of Norway’s largest ports with excellent logistics by sea, road, rail and air. Mo Industrial Park is a leading industrial development zone. FREYR has secured 180,000 m2 of land in this park, in addition to a 13,000 m2 building where we plan to install Norway’s first large-scale lithium-ion battery production facility with targeted completion in 1H-2022. In parallel with this we aim in a modular way, to scale out capacity adjusted to increasing demand. Our ambitions inside Mo Industrial Park, based on the benefits of the 24M Technologies platform, is to build up to 35 GWh in the short term, and our joint venture ambitions with conventional technology providers scale to 43 GWh by 2025.

[The active participation from local government and industrial stakeholders combined with the support from the National Government through Innovation Norway and ENOVA provide us with very strong comfort that Norway can play a material role in the battery industry moving forward.]

To deliver on these ambitions FREYR has focused on building an organization with deep expertise in technology selection and partnerships, significant experience in project and operational execution combined with broad battery expertise from fundamental research to operations of battery cell facilities. FREYR’s organization is growing rapidly with accelerating interest to join the team from several countries covering relevant initial disciplines. FREYR also plans to continue to support educational and R&D programs with Norwegian institutions and promote retraining programs for existing industry professionals in Norway.

Today FREYR has announced that we are combining our business with Alussa Energy and plans to list on the NYSE. The capital raised in connection with this business combination and Alussa Energy’s cash in trust will provide FREYR with the liquidity and equity capital to go ahead with our investments and our business plan which targets to build up to 43 GWh of production capacity in Norway by 2025. This ambition could deliver revenues of 2.9 BUSD and an EBITDA of 700 million in 2025. FREYR’s shareholders will roll 100% of their shares into the combined entity and sit on 32% of the shares in the new fully capitalized company.

Now, I would like to turn the call over to our CFO, Steffen Føreid.

Steffen Føreid – Chief Financial Officer, FREYR

Thank you, Tom and hello to everyone on the call, it is a pleasure to be here,

The proceeds from this transaction will provide FREYR with approximately $850 million in cash on the balance sheet, which will be used to fully fund the company’s equity capital needs in building up to 43 gigawatt hours of production capacity by 2025. Reaching this production capacity would position the company as one of Europe’s largest battery cells suppliers, addressing an estimated global market demand of around five terrawatt hours per year by 2030.

We plan to order long lead items for the first two plants this year and grow module based as additional offtake is secured. Normally we would like to see offtake for approximately 50% of the production capacity for at least three years before making an investment decision for a new plant.

We expect to generate revenue from 2022, when the customer qualification plant is scheduled to start operations. After ramping up production, revenue is expected to reach several hundred million in 2023 and several billion in 2025. We plan to invest in growth beyond 2025 and expect revenue to increase by approximately 20% per annum in the subsequent three years.

We expect to go EBITDA break-even during 2023 and deliver EBITDA-margins in the mid-20 percentage range by 2025. In subsequent years, the EBITDA margin is expected to increase, as scale in production is expected to offset ramp-up effects.

The company is licensing in a next-generation battery cell technology that is expected to materially reduce costs and provide a highly competitive market position for FREYR, underpinning the long-term sustainability of the profit margins. Combining this with access to low-cost renewable energy, the company’s ambition is to become not only the lowest cost producer, but also the lowest carbon footprint producer of high energy-density battery cells in the world.

For additional information, we encourage you to review our investor presentation that was released along with other transaction-related materials filed with the SEC.

With that, I’ll turn the word back to Tom for his closing remarks

Tom Einar Jensen – Chief Executive Officer and Co-Founder, FREYR

Thank you, Steffen.

In summary, FREYR believes the decarbonization of society is accelerating and existing battery supply has played a key role. Low-carbon batteries will further accelerate the required decarbonization and enable this industry to grow substantially for decades to come. FREYR is proud to be a foundational part of the strong and growing ecosystem of commercial and scientific stakeholders in Norway and we wish everyone in the battery industry all the best of luck in their endeavors. FREYR is open for business, ready to take additional orders and to collaborate deeply with our suppliers, partners and customers to speed up the required energy transition for a substantial near-term contribution to mitigating climate change.

We look forward to closing our transaction with Daniel and his team at Alussa Energy and emerging as a leading Nordic producer of clean and sustainable battery cells. Thank you for joining us and have a wonderful day.